SECURITIES AND EXCHANGE COMMISSION
                                     WASHINGTON, DC 20549

                                         SCHEDULE 13D
                                        (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                      (Amendment No. 1)*

                                        Chronimed Inc.
                                       (Name of Issuer)

                                 Common Stock, par value $.01
                                (Title of Class of Securities)

                                           171164106
                                        (CUSIP Number)

                                     Eric S. Wagner, Esq.
                            Kleinberg, Kaplan, Wolff & Cohen, P.C.
                          551 Fifth Avenue, New York, New York 10176
                                      Tel: (212) 986-6000
        (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                       October 17, 2002
                    (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  The Dialogue Fund LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  61,669

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  61,669

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  61,669

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.5%

14.      TYPE OF REPORTING PERSON*
                  PN


                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Dialogue Capital Management LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  227,100

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  227,100

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  227,100

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.8%

14.      TYPE OF REPORTING PERSON*
                  OO

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Ori Uziel

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  227,100

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  227,100

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  227,100

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.8%

14.      TYPE OF REPORTING PERSON*
                  IN


                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement relates to the common stock, par value $.01 (the "Common Stock") of Chronimed Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of October 28, 2002 and amends and supplements the
Schedule 13D dated September 30, 2002 (the "Schedule 13D") filed by the Reporting Persons. Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.           Source and Amount of Funds or Other Consideration.

     The source and aggregate amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $293,832


ITEM 4.  Purpose of Transaction.

     The Dialogue Fund LP ("The Dialogue Fund") acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Dialogue Capital Management LLC ("Dialogue Capital") is a general partner of The Dialogue Fund and the investment adviser to other managed accounts.

     The Reporting Persons have purchased a cash-settled derivative instrument in respect of the same number of shares of Common Stock disposed of by the Reporting Persons on October 17, 2002. The sale of such shares of Common Stock by the Reporting Persons does not represent a decision by them to sell other shares of Common Stock at this time.

ITEM 5.  Interest in Securities of the Issuer.

     (a) The Reporting Persons, collectively, beneficially own 227,100 shares of Common Stock, constituting 1.8% of all of the outstanding shares of Common Stock.

     The Dialogue Fund owns 61,669 shares of Common Stock, constituting 0.5% of all of the outstanding shares of Common Stock.

     Dialogue  Capital   beneficially  owns  227,100  shares  of  Common  Stock,
representing 1.8% of all of the outstanding shares of Common Stock, in its capacity as a general partner of The Dialogue Fund and as an investment adviser to certain managed accounts.

     Mr. Uziel, as the controlling person of Dialogue Capital, beneficially owns 227,100 shares of Common Stock.

     (b) Dialogue Capital and Mr. Uziel each has shared power with The Dialogue Fund to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by The Dialogue Fund. Mr. Uziel has shared power with Dialogue Capital to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Dialogue Capital.

     (c) The following transactions were effected by The Dialogue Fund since September 30, 2002:

                                                              Approximate Price
                                    Amount of                 per Share
                                    Shares                   (exclusive of
Date              Security        Purchased/(Sold)            commissions)

10/22/02           Common            200                        $5.78
10/23/02           Common            800                        $5.35
10/24/02           Common            500                        $5.58


     In addition to the transactions listed above which were made on behalf of The Dialogue Fund, the following transactions were effected by Dialogue Capital since September 30, 2002:

                                                              Approximate Price
                                    Amount of                 per Share
                                    Shares                   (exclusive of
Date              Security        Purchased/(Sold)            commissions)

10/02/02            Common           500                         $5.10
10/03/02            Common         4,800                         $5.16
10/17/02            Common      (411,000)                        $6.06


     Each of these transactions was executed on the Nasdaq National Market System other than the sale effected by Dialogue Capital on October 17, 2002, which was privately negotiated.

     Other than the transactions described above and those previously reported on Schedule 13D, no other transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

     (d) Not applicable.

     (e) As of October 17, 2002, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's Common Stock.

     ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  See Item 4 above.

                                           SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  October 28, 2002

                                    THE DIALOGUE FUND LP
                                    By: Dialogue Capital Management LLC,
                                            General Partner


                                            By: /s/ Ori Uziel
                                                ----------------
                                            Name:  Ori Uziel
                                            Title: Managing Member


                                    DIALOGUE CAPITAL MANAGEMENT LLC


                                    By: /s/ Ori Uziel
                                       ----------------
                                    Name:  Ori Uziel
                                    Title: Managing Member



                                    /s/ Ori Uziel
                                   ----------------
                                      Ori Uziel